

May 13, 2015

Via E-mail
Robert Sarver
Chairman, Chief Executive Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, AZ 85004

>   **Re: Western Alliance Bancorporation**
>   **Registration Statement on Form S-4**
>   **Filed April 21, 2015**
>   **File No. 333- 203553**

Dear Mr. Sarver:

　　We have limited our review of your registration statement to those issues we have addressed in our comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Questions and Answers about the Merger

What will Bridge Capital shareholders receive in the merger?, page 2

1. Briefly clarify here and in the Summary on pages 9-10 the nature and impact of the potential adjustment on the type and value of the consideration shareholders will receive. In this regard, we note the provisions of Section 1.9(b) of the merger agreement.

The Merger

Opinion of Financial Advisor to Bridge Capital, page 54

2. We note that Western Alliance provided financial projections to Bridge Capital's financial advisor. Please revise the registration statement to disclose those projections.

Sandler O'Neill's Relationship, Page 63

3. Please revise to disclose the actual transaction fee payable to Sandler O'Neill for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger.

Part II

Exhibit 8.2 – Opinion of Pillsbury Winthrop Shaw Pittman LLP as to tax matters

4. The limitation as to person in the last paragraph of the opinion is inappropriate. Please have counsel revise its opinion accordingly. Please refer to Section III.D. Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc:. Gregory F. Parisi, Esq. (V*ia E-mail*)